Exhibit 99.2

Absolute Software Corporation

Report of Voting Results

(Pursuant to Section 11.3 of National Instrument 51-102)

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting (the “Meeting”) of the shareholders of Absolute Software Corporation (the “Company”) held on December 14, 2021.

Setting of Number of Directors

At the Meeting, shareholders voted to set the number of directors at seven, as follows:

For	%	Against	%
28,630,969	99.94%	16,940	0.06%

Election of Directors

At the Meeting, shareholders voted to elect the following directors, as follows:

	For	%	Withheld	%
Lynn Atchison	25,187,167	87.92%	3,460,742	12.08%
Andre Mintz	28,620,318	99.90%	27,591	0.10%
Gregory Monahan	26,554,862	92.69%	2,093,047	7.31%
Daniel Ryan	25,130,531	87.72%	3,517,378	12.28%
Salvatore Visca	25,287,928	88.27%	3,359,981	11.73%
Gerhard Watzinger	24,670,981	86.12%	3,976,928	13.88%
Christy Wyatt	25,077,393	87.54%	3,570,517	12.46%

Appointment of Auditors

At the Meeting, shareholders voted to appoint Deloitte LLP as the auditor of the Company for the ensuing year and authorized the directors to fix the remuneration to be paid to Deloitte LLP, as follows:

For	%	Withheld	%
29,816,817	99.31%	206,465	0.69%

Approval of the Omnibus Equity Incentive Plan

At the Meeting, shareholders voted to approve the Company’s new Omnibus Equity Incentive Plan, as more particularly described in the Company’s Management Information Circular dated November 15, 2021 (the “Circular”) and the Company’s press release dated December 2, 2021, as follows:

For	%	Against	%
24,007,459	83.80%	4,640,449	16.20%

Approval of the 2021 Employee Share Ownership Plan

At the Meeting, shareholders voted to approve the Company’s new 2021 Employee Share Ownership Plan, as more particularly described in the Circular and the Company’s press release dated December 2, 2021, as follows:

For	%	Against	%
28,580,380	99.76%	67,528	0.24%

For additional information, please see the Circular filed in connection with the Meeting, which is available on the Company’s website at www.absolute.com, under the Company’s profile on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Dated: December 15, 2021